UNIQUE FOODS CORPORATION

322 Mall Blvd # 149

Monroeville, PA 15146

December 11, 2018

United States

Securities and Exchange Commission

Washington, D.C. 20549

Attn:	John Stickel, Division of Corporation Finance
Office of Transportation and Leisure

Re:	Unique Foods Corporation
Offering Statement on Form 1-A, Amendment No. 1
Filed November 21, 2018
File No. 024-10908

Dear Mr. Stickel:

We are in receipt of the Commission’s telephone message dated December 7, 2018 regarding Unique Foods Corporation’s (the “Company”) Offering Statement on Form 1-A, Amendment No. 1 (the “Offering Circular”), in which the staff stated that it has no further comments on the Offering Circular. Accordingly, we hereby request acceleration of qualification of the Offering Circular to be effective prior to 5:00 p.m. Eastern Daylight Time on December 14, 2018, or as soon as practicable thereafter.

The Company hereby acknowledges that:

(i)	should the Securities Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, qualify the Offering Circular, it does not foreclose the Commission from taking any action with respect to the Offering

Circular;

(ii)	the action of the staff, acting pursuant to delegated authority, in qualifying the Offering Circular, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Offering Circular; and

(iii)	the Company may not assert comments of the Commission or the staff and the declaration of qualifying the Offering Circular as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company confirms that it is authorized to offer and sell its securities qualified under the Offering Circular pursuant to qualification, registration or exemption therefrom in at least one state.

Sincerely,

Unique Foods Corporation

By: /s/ James Vowler

James Vowler

Chief Executive Officer

cc: Harold H. Martin, Esq.